February 13, 2006

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED

UNDER THE FREEDOM OF INFORMATION ACT

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:	FOIA Confidential Treatment Request with respect to Certain Exhibits included with our Responses to Comment Number Four of the Staff’s Comment Letter
Dated January 30, 2006

Dear Ms. Sweeney:

We are submitting this letter, together with the enclosed document entitled “First Data Corporation’s (a) Response to the Staff’s Comment Letter dated January 30, 2006 and (b) Certain Exhibits for which Confidential Treatment is Sought, Form 10-K for Fiscal Year Ended December 31, 2004, Form 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005, File No. 001-11073” in response to comment number four contained in the letter dated January 30, 2006 from the Staff of the United States Securities and Exchange Commission (the “Commission”) to the Company.

Pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 83”), we are hereby requesting confidential treatment under the Freedom of Information Act (the “FOIA”) (5 U.S.C. §552(b)), of Exhibits B, C, D, and F (the “Material”). We believe the Material contains information which is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. §200.80(b)(4) exempts disclosure of certain business, commercial and financial information which is privileged or confidential.

Because the Material is not required to be filed with the Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, no other statute or Commission rule exists for according confidential treatment of the Material. Pursuant to Rule 83, each page of the Material is marked “Confidential Treatment Requested under the Freedom of Information Act by First Data Corporation” and a copy of this request (but not a coy of the Material) is being provided to the Commission’s Freedom of Information Act Officer.

If any person should request an opportunity to inspect the Material or any information contained therein, we specifically request that we be (i) promptly notified of any such request, (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request) and (iii) given sufficient advance notice of any intended release so that the Company and its counsel, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Material is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on this claim of exemption.

If you have any questions concerning this letter or the Material, please contact me at 303-488-8388.

Sincerely,

/s/ Kimberly S. Patmore

Kimberly S. Patmore

Executive Vice President and Chief Financial Officer

First Data Corporation

enclosure

cc: w/o enclosure:

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission Operations Center

6432 General Green Way

Alexandria, VA 22312-2413

February 13, 2006

Ms. Joyce A. Sweeney

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	First Data Corporation’s (a) Response to the Staff’s Comment Letter dated January 30, 2006 (b) Certain Exhibits for which Confidential Treatment Is Sought
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 001-11073

Dear Ms. Sweeney:

Included below are the Company’s responses to the Staff’s comments in their letter dated January 30, 2006. For your convenience, the Staff’s comments have been incorporated verbatim below and the Company’s responses thereto have been set forth immediately after each comment. Pursuant to 17 C.F.R. Sec 200.83, we are requesting confidential treatment under the Freedom of Information Act, 5 U.S.C. Sec 552(b), for Exhibits B, C, D and F to this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 83

Revenue Recognition, page 89

1.	We note your response to comment 1 of our letter dated December 9, 2005. Please tell us and in future filings disclose how you present the amortization of your capitalized customer service contract and conversion costs in your Statements of Income. Tell us how you considered guidance in EITF Issue 01-9 in determining whether the consideration given to customers in exchange for signing a new contract or contract renewal (“Sign-up Bonus”) should be presented as a reduction of revenues or a cost of sales/services.

Response:

EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (EITF 01-9), presumes that cash consideration (including sales incentives such as discounts, coupons and rebates) given to a customer is presumed to be a reduction of the selling prices and should be characterized as a reduction of revenue. The Task Force also concluded that the cost of consideration that consists of a “free” product or service, or anything other than cash (including “credits” that the customer can apply against trade amounts owed to the Company) should be characterized as an expense. “That is, the “free” item is a deliverable in the exchange transaction and not a refund or rebate of a portion of the amount charged to the customer.”

Sign-up Bonuses generally are in the form of cash payments to the customers. This consideration is within the scope of EITF 01-9. Consistent with the presumption in EITF 01-9, cash payment given to a customer in exchange for signing a new contract or contract renewal represents a reduction of the selling prices of the Company’s services. Accordingly, amortization of capitalized Sign-up Bonuses is characterized as a reduction of revenue in the Company’s Consolidated Statements of Income.

The process of initial set-up or conversion of customers’ accounts onto the Company’s systems (“Conversion”) is part of the Company’s service to provide transaction processing to its customers. The Conversion “is a deliverable in the exchange transaction and not a refund or rebate of a portion of the amount charged to the customer.” EITF 01-09 indicates this “free” service should be “characterized as an expense (as opposed to a reduction of revenue).” The amortization of capitalized Conversion Costs is characterized as an expense and is classified in “Cost of Services” in the Company’s Consolidated Statements of Income.

In future filings the Company will add the following wording to its existing disclosure to indicate where amortization of the Sign-up Bonuses and Conversion costs is presented in the Company’s Consolidated Statements of Income.

The initial payments for new contracts and contract renewals are amortized over the terms of the contracts as a reduction of the associated revenue (Transaction and Processing Service Fees). Conversion costs are also amortized over the terms of the contracts but are recorded as expense in Cost of Services in the Consolidated Statements of Income.

2.	We note your response to comment 5 of our letter dated December 9, 2005. Please tell us the payment dates for your hedged commissions payment obligations and the variable leg of the interest rate swaps used as the hedging instruments. Tell us whether you believe that differences in the timing of payments would result in any ineffectiveness.

Response:

At December 31, 2005, approximately 90 percent of our commission payment obligations are due monthly, in arrears, on the tenth or fifth business day of each month with the remaining 10 percent being paid quarterly, in arrears, on the tenth or fifth business day. At December 31, 2005, approximately 80 percent and 20 percent of the commission payment obligations hedged using an interest rate swap are based on the 3-Month T-Bill rate (benchmark) and Fed Funds rate, respectively. The interest rate swaps pay on a quarterly basis on various dates.

The commission payment obligations that are based on 3 Month T-Bill rates are hedged using an interest rate swap with a 3 Month T-Bill rate variable leg (a benchmark rate). Likewise, the commission payment obligations that are based on a Fed Funds rate are hedged using an interest rate swap with a Fed Funds rate variable leg. For each of these strategies, the rate and reset dates on the interest rate swap matches the rate and reset dates for the commission payment obligation. Although, the commission payment is generally paid monthly in arrears and the swap pays on a quarterly basis, the rate used to calculate either payments (or receipts depending on the value of the swap) are based on a rate that resets on the same date.

For the benchmark interest rate hedges (3 Month T-Bill rate), we rely on the critical terms matching approach in paragraph 65 of SFAS No. 133 to determine that the hedge is effective. In doing so, even though we are not applying the shortcut method, we also look to paragraph 68 of SFAS No. 133 to determine that the critical terms of the interest rate swap exactly match that of the commission payment obligation. The timing of the payments of the hedged item (commission payment obligation) and the payments or receipts on the hedge based on a benchmark interest rate are not considered by SFAS 133 as a critical term in the application of the shortcut method and have not historically been considered an element of ineffectiveness by the Financial Accounting Standards Board (“FASB”). The effect from the difference in payment dates would be limited to the effect of discounting, and the historical FASB literature has stated that discounting is not a source of ineffectiveness. Accordingly, we do not believe that the difference in payment dates results in any ineffectiveness to be recognized in earnings pursuant to SFAS 133.

3.	We understand from your responses to comments 5 and 6 of our letter dated December 9, 2005 that for certain cash flow hedges of commission payment obligations you recognize no hedge ineffectiveness based on applying paragraph 65 of SFAS 133. Please tell us whether you believe any ineffectiveness related to these hedges would have resulted if you performed periodic measurements of hedge ineffectiveness based on the changes in variable cash flow method described as method 1 in DIG Issue G7. Tell us whether you believe all of the following criteria were met for these hedges:

•	the floating-rate leg of the swap and the hedged variable cash flows of the asset or liability are based on the same interest rate index (for example, three-month LIBOR);

•	the interest rate reset dates applicable to the floating-rate leg of the swap and to the hedged variable cash flows of the asset or liability are the same;

•	the hedging relationship does not contain any other basis differences (for example, ineffectiveness could be created if the variable leg of the swap contains a cap and the floating-rate asset or liability does not); and

•	the likelihood of the obligor not defaulting is assessed as being probable.

Response:

We do not believe that the hedges based on a benchmark interest rate (those for which we previously indicated in response to question number 6 in our letter dated January 6, 2006, we recognized no hedge ineffectiveness) would have resulted in ineffectiveness if we performed periodic measurements of hedge ineffectiveness based on the changes in variable cash flows method described as Method 1 in DIG Issue G7. The following supports this assertion:

•	the floating rate leg of the swap and the hedged variable cash flows of the commission payment obligation are based on the same interest index rate; yes, both are based on the T-Bill rate;

•	the interest rate reset dates applicable to the floating-rate leg of the swap and to the hedged variable cash flows of the commission payment obligation are the same; yes, both resets occur on the Monday of every week;

•	the hedging relationship does not contain any other basis differences (for example, ineffectiveness could be created if the variable leg of the swap contains a cap and the floating-rate commission payment obligation does not); yes, there are no basis differences in the interest rate swap or the commission payment obligation that would result in ineffectiveness.

•	the likelihood of the obligor not defaulting is assessed as being probable; yes, it is the Company’s policy that each counterparty must have a long-term debt rating of A/A2 and/or short-term debt rating of A1/P1 or better, unless approved by the Company’s Investment Committee. Currently, we do not have any interest rate swaps with a counterparty that does not have a long-term debt rating of A/A2 and/or short-term debt rating of A1/P1 or better. Additionally, the Company performs a review at inception of the hedge and on a periodic basis, as circumstances warrant, and at least on a quarterly basis of the credit risk of our counterparties and their subsidiaries.

With respect to commission payment obligations that are based on the Fed Funds rate and are hedged using an interest rate swap with a variable leg based on the Fed Funds rate, the Company calculates ineffectiveness using the variable cash flows method (Method 1) in DIG Issue G7.

4.	Please provide us with a sample of a contemporaneously documented cash flow of a commission “basket.” Tell us how you forecast the cash flows (including the notional and specific index rate) of the baskets based on the index rates upon which the commissions are payable for the next several years.

Response:

The following provides an overview of our forecasting process of cash flows by basket followed by a specific example of the assessment that we performed in connection with executing our most recent interest rate cash flow swap. The assessment as described for this specific interest rate swap is the standard assessment for entering into all interest rate cash flow swaps of the commission payment obligation.

We forecast the cash flows of the baskets based on the index rates upon which the commissions are payable for the next several years based on the historical and current business volumes. We begin by obtaining the actual annual adjusted average balance of settlement instruments outstanding. This amount is then adjusted for 1) expected new sales, 2) our estimate and market estimates of changes related to new technologies and other market conditions that could impact the notional amount of settlement instruments, and 3) expected loss of clients. The mix of settlement instruments based on the specific index rates has remained relatively consistent. As such, when forecasting the average annual notional amount of settlement instruments, we forecast a consistent mix of interest rate indices upon which the commission payment obligation is calculated. It is our policy to only enter into swaps that will terminate prior to the end of our forecast period. For example, in the sample documents further discussed below (illustrating the last time we entered into a new cash flow hedge) our 2004 long-term forecast extends to 2018 and all of our swaps mature before or during 2017.

The decision to enter into a cash flow hedge is supported by a review of the various commission baskets (3 Month T-Bill, Fed Funds, 3 Month LIBOR and, 1 Month LIBOR) as forecasted using the methodology described generally above and more specifically below. Specific focus is placed on the average outstanding balance of the notional amount of the settlement instruments outstanding by basket both from a current perspective and on a prospective basis. We then compare the notional amount of interest rate swaps that are currently in place by basket to the average outstanding settlement instrument balance by basket on a current basis and during the forecast period to determine the unhedged amount. The decision as to the notional amount, index rate to be hedged and the duration of the interest rate swap is based on this analysis.

As new hedges are entered into, the Portfolio Management Group (“PMG”) consults with the Company’s finance and business departments to obtain an understanding regarding the most current forecast to ensure that there have not been any unforeseen, significant changes to the original forecast that would affect the notional amount, index rate, and duration of the swap being entered into. Additionally, the PMG periodically (at least quarterly) monitors the notional amount of cash flow hedges by interest rate index and termination date compared to the average annual notional amount of settlement instruments.

We generally take a conservative approach to hedging our commission payment obligation in total and by index. For example, as of January 1, 2006, we have hedged less than fifty percent of the notional amount of the settlement instruments in total and less than eighty percent of the notional amount of the settlement instruments in any given index basket. The percentage of the notional amount of the settlement instruments hedged, both in total and by specific index, is considerably less farther out in the forecast period as our swap maturity dates are tiered and tail off into the future.

The Company has had a long history of having a multi billion dollar notional amount of settlement instruments outstanding from year to year. This is due, in part, to the nature of our business, the financial security and stability of the Company, and the fact that we have experienced very low customer attrition in the past. We provide a valuable service to the financial institutions’ customers, at a fair price, with quality service. Accordingly, this coupled with the fact that it is costly for the financial institutions to switch service providers, we expect that customer attrition will continue to be low.

As discussed below, our long-term forecast anticipates declines in the notional amount of the settlement instruments due to technological advances. We consider ourselves to be extremely knowledgeable about payment trends and innovations and monitor this very closely. Accordingly, we believe that although certain technologies will evolve that will lead to a reduction in the notional amount of our settlement instruments, that we will maintain for the next several years a multi billion dollar notional amount of settlement instruments that will far exceed the notional amount of our interest rate swaps.

Due to our knowledge of the industry and the effort and analysis that we put into preparing our forecast, we believe that we can fairly accurately forecast the long-term notional amount of settlement instruments outstanding. This is evidenced by the fact that we compare the actual average outstanding notional amount of settlement instruments to what we have forecasted and have found that our forecast has been fairly accurate. In 2004 our forecast was overstated by approximately 3 percent and in 2005 our forecast was understated by approximately 2 percent.

The following describes the analysis that we performed when we entered into our most recent interest rate cash flow hedge of a commission payment obligation to support the notion that the forecasted transaction is probable of occurring. The hedge was entered into on September 15, 2004, employing our two-part transaction strategy, as described in response to question number 5 in our letter dated January 6, 2006, with an effective date of September 17, 2004 and terminating on September 17, 2017. In the two-part transaction the first part of the transaction involves an interest rate swap in which we pay a fixed rate in exchange for a 3 Month LIBOR variable rate. In the second leg of the transaction, FDC pays the 3 Month LIBOR rate and receives a variable rate payment based on an index that matches the commission payment (the 3 Month T-Bill rate in this example).

The assessment performed at the time we entered into this swap began with a comparison of the current commission payment obligation basket with the current amount of hedges matched against that specific basket. The current year forecast, which is prepared as discussed above and included as “Exhibit A”, shows that the average annual notional amount of the T-Bill based commission obligation is $6.6 billion for the month of September 2004. The swap holding report (“Exhibit B”), shows a total amount of T-Bill based cash flow hedges outstanding at August 31, 2004 as $4.7 billion (the sum of $4.5 billion referenced on pages one (the 3 Month LIBOR for 3 Month T-Bill rate basis swap) and three and $180 million referenced on page five of “Exhibit B”). Accordingly, we have established that we are underhedged by $1.9 billion.

The next step would be to compare the long-term forecast as of May 14, 2004 (“Exhibit C”) to the cumulative outstanding amount of swaps, by maturity, by basket (“Exhibit D”). Pages one through four of “Exhibit D” illustrate that there are no cash flow swaps that extend beyond 2016. The long-term forecast projects an average annual balance in 2017 of the T-Bill commission obligation basket of $2.9 billion. A summary of the swaps currently outstanding based on maturity and basket indicates that there are no cash flow hedges with maturity dates beyond 2016. As a result, the net unhedged balance in 2017 is forecasted to be $2.9 billion. Based on this review, we would execute the hedge under consideration to mitigate our commission payment cash flow risk.

The final step, prior to executing the hedge, is determining which counterparty to use. We begin by determining which counterparties can be included in the bidding process by reviewing our approved counterparties as summarized in (“Exhibit E”). Only those counterparties with long-term credit ratings of A/A2 would be permitted to participate in the bidding process to ensure that the transaction is executed with an entity that could adhere to the terms of the contract. Credit ratings are always considered as of the day the hedge is executed to ensure that there have been no material changes since the prior credit rating tracking report, and are reviewed periodically (at least quarterly).

Historically, the decisions regarding when to enter into a cash flow hedge, the notional amount, the termination date, and the index in which to hedge has been assessed by referring to various internal documents, as discussed and referenced above. We have created a summary of certain of the various individual internal documents used to assess when to enter into an interest rate swap relating to the commission obligation payments that we will use prospectively. Please see “Exhibit F” for an example of this formal summary.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Due to the fact that our exhibits could not be Edgarized with our references and tickmarks, we have faxed a copy of the letter and exhibits and will also send a copy via overnight delivery. If you have any questions or wish to discuss any of our responses, please contact me at 303-488-8388.

Sincerely,

/s/ Kimberly S. Patmore

Kimberly S. Patmore

Executive Vice President and Chief Financial Officer